SECURE NETWERKS, INC.
                          10757 SOUTH RIVER FRONT PKWY
                                    SUITE 125
                            SOUTH JORDAN, UTAH 84095
                                 (801) 816-2560
                               FAX: (801) 816-2599
                             WWW.SECURENETWERKS.COM

                                 January 3, 2007

VIA FEDERAL EXPRESS

Song P. Brandon, Attorney
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0304
Washington, D.C. 20549
Telephone (202) 942-1946
Facsimile (202) 942-9516

         RE:      SECURE NETWERKS, INC. - SEC FILE NO. 1-32946

Dear Ms. Brandon:

     We acknowledge receipt of your oral comments to our filing on Form 10-SB Amendment 5. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments and we have attached two bound copies of our amended registration statement on Form 10-SB for your timely review and comment as appropriate.

FORM 10-SB12G
-------------

CASH FLOWS, PAGE 26
-------------------

     1. COMMENT. The sum of individual line items of cash flows from operating activities for the period from inception through December 31, 2004 does not agree to the total net cash provided by operating activities. Please revise.

          RESPONSE: We have revised the statement of cash flows as requested.

G. REVENUE RECOGNITION, PAGE 29
-------------------------------

     2. COMMENT. We note your response to comment 4. Please expand your disclosure to include your return policy for non-defective products.

          RESPONSE: We have expanded the disclosure as requested.

     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number below via telephone or fax, or by e-mail at cgardner@sportsnuts.com.


                                               Sincerely,


                                               /s/ Chene Gardner
                                               ----------------------------
                                               Chene Gardner
                                               Chief Executive Officer
                                               SECURE NETWERKS, INC.